October 28, 2014

Mr. William H. Broderick, III
Chairman of the Board
Bridge Builder Trust
12555 Manchester Road
St. Louis, MO  63131

Dear Mr. Broderick:

This letter is to confirm the continuation of the agreement of Olive Street Investment Advisers, LLC ("Olive Street") with Bridge Builder Trust to waive its management fees it is entitled to receive as Investment Adviser of the Bridge Builder Bond Fund to the extent management fees to be paid to Olive Street exceed the management fees that Olive Street is required to pay the Bridge Builder Bond Fund's Sub-Advisers.  This waiver became effective as of the launch date of the Bridge Builder Bond Fund and shall continue until at least October 28, 2015 and will continue thereafter for subsequent one year periods unless terminated in accordance with the terms herein.  For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Bridge Builder Bond Fund.  Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of Bridge Builder Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the then-current one-year period, by providing Bridge Builder Trust at least ninety (90) days prior written notice of such termination.

This letter amends and restates in its entirety our letter to you dated June 24, 2013 regarding the same subject.

Sincerely,

/s/ William Fiala
William Fiala
Vice President, Olive Street Investment Advisers